Next Technology Holding Inc.

September 23, 2024

Division of Corporation Finance Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Next Technology Holding Inc. Form 10-Q for the Quarterly Period Ended June 30, 2024 File No. 001-41450

Dear Sir/Madam,

We set forth below responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-Q for the Quarterly Period Ended June 30, 2024(File No. 001-41450) filed on August 21, 2024 (the “Original Form 10-Q”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by our responses.

Also, please note that we have filed the Amendment No.1 to Form 10Q for the Quarterly Period ended June 30, 2024 (the “10-Q/A Amendment”) with the Commission on September 20, 2024.

Form 10-Q for the Quarterly Period Ended June 30, 2024

Note 2. Summary of Significant Accounting Policies

Digital Assets, page 6

3. Your disclosure related to your accounting for digital assets in your Form 10-Q filings appears to refer to outdated guidance. In this regard, you state in the December 31, 2023 Form 10-K/A that you early adopted ASU 2023-08 in fiscal 2023 such that your digital assets are measured at fair value with changes recognized in net income. Please revise.

Response: Please refer to page 7 of the 10-Q/A Amendment for the revised disclosure.

Note 8. Prepayments, page 11

4. We note from your response to prior comment 2 that you are still negotiating the terms of the remaining 60% balance due for the purchase of 1,000 BTC. Please address the following:

●	Explain the reasons for the delay in completing this transaction and when you expect the terms to be finalized.

●	Clarify whether the purchase of the 1,000 BTC are part of the amended agreement filed as exhibit 10.1 to your May 6, 2024 Form 8-K to purchase 5,000 BTC from the same sellers noted in your response.

●	If so, tell us how the pending purchase of 1,000 BTC was impacted, if at all, by the disclosures in your June 20, 2024 Form 8-K where you indicate that the company has decided not to pursue the 5,000 BTC purchase.

●	To the extent you still intend to complete the purchase of the 1,000 BTC, provide us with a breakdown of the amount of Bitcoin that will be purchased from each Seller noted in your response.

●	Tell us whether there are any related party relationships between any of the Sellers, the company or its board of directors or management, or beneficial shareholders. Also, tell us whether there are any related party relationships between the Sellers of Bitcoin and the shareholders listed in the PRE14C that approved the transaction.

●	Explain your disclosures where you state the company has planned to hold a special shareholder’s meeting to purchase the remaining 5,167 BTC. In this regard, it appears from the “Notice of Action to be Taken without a Meeting” included in the May 8, 2024 PRE14C that certain shareholders already approved the transaction.

●	Explain how this Notice was impacted, if at all, by the disclosures in your June 20,2024 Form 8-K.

Your disclosures should be significantly enhanced to address the points above. In your response provide us with disclosures you intend to provide in your amended Form 10-Qfiling.

Response:

●	The delay in completing the purchase of 1,000 BTC is due to fluctuations in the BTC market.

●	This purchase of 1,000 BTC is part of the amended agreement filed as exhibit 10.1 to the Company’s May 6, 2024 Form 8-K to purchase 5,000 BTC from the same seller.

●	The 1,000 BTC purchase has not been impacted by the Company’s decision not to pursue the 5,000 BTC purchase. Negotiations for the 1,000 BTC purchase are still ongoing.

●	The allocation of BTC being purchased from each individual seller is still being negotiated.

●	There is no related party relationship between any of the sellers, the Company or its board of directors or management, or beneficial shareholders. Also, there is no related party relationship between the sellers and the shareholders listed in the Preliminary Information Statement on Schedule 14C filed by the Company on May 8, 2024 (the “Preliminary 14C”) that approved the transaction.

●	The disclosure in the Original Form 10-Q stating that the Company planned to hold a special shareholder’s meeting to purchase the remaining 5,167 BTC was inaccurate. The Company has revised this information in the 10-Q/A Amendment accordingly. The transaction referenced in the Preliminary 14C, which the requisite shareholders of the Company approved, is not the potential purchase of the entire remaining 5,167 BTC. Instead, the 5,167 BTC represents the total amount of BTC currently available for the Company to purchase under the BTC Contract. The transaction referenced in the Preliminary 14C covers the purchase of only 5,000 BTC – a portion of the remaining 5,167 BTC, as part of the Company’s option to acquire BTC under the BTC Contract. If the Company intends to pursue the purchase of the entire remaining 5,167 BTC in the future, it will obtain the requisite shareholder approval again in accordance with the Company’s charter documents and the applicable laws.

●	As disclosed in the Form 8-K filed on June 25, 2024, in spite of the approval that the Company had obtained from certain shareholders, the Company decided not to pursue the 5,000 BTC purchase for the reasons disclosed therein. The Company will seek the requisite shareholder approval again if it decides to pursue the 5,000 BTC purchase.

We have included the following revised disclosure on page 12 of the 10-Q/A Amendment.

“As previously disclosed in a Form 8-K filed on September 28, 2023, the Company entered into a BTC Trading Contract (the “BTC Contract”) with an autonomous organization (the “Association Seller”), which supports its members in the sale of BTC. To the knowledge of the Company, while the Association Seller provides services to facilitate the sale of BTC by its members, it does not exert control over them by ownership or contract, nor does it make decisions for its members relating to the sale of BTC. To the knowledge of the Company, none of the members of the Association Seller hold equity, serve as director or officer, or otherwise has voting power or management rights of the Association Seller.

Under the BTC Contract, the Company has the right to purchase up to 6,000 BTC from the members of the Association Seller (each, a “BTC Seller”) at a locked price of $30,000/BTC over a 12-month period, with payment to be made in the form of cash or the Company’s shares.

Following the execution of the BTC Contract, the Company purchased 833 BTC from the BTC Sellers and decided to purchase an additional1,000 BTC pursuant to the BTC Contract (the “1,000 BTC Purchase”).As of December 31, 2023, the Company made a prepayment to the BTC Sellers of approximately $12,125,500, representing 40% of the total purchase price for 1000 BTC. The prepayment was made to demonstrate the Company’s commitment to completing the 1,000 BTC Purchase. The prepayment is refundable if the 1000 BTC Purchase is not completed. While negotiating the terms of the 1,000 BTC Purchase, the Company decided to exercise its right under the BTC Contract to expand the transaction to purchase a total of 5,000 BTC, including the originally planned 1,000 BTC Purchase (the “5,000 BTC Purchase”). To reflect the then price increase in BTC and finalize the transaction details of the 5,000 BTC Purchase, the Company and the Association Seller entered into that certain Amendment Agreement (the “Amendment Agreement”) on May 2, 2024, which was previously disclosed in a Form 8-K filed by the Company on May 6, 2024.

According to the Amendment Agreement, the Company agreed to pay the aggregate price for the 5,000 BTC through the issuance of 40,000,000 shares of the Company’s common stock (the “Common Stock”) valued at $3.75 per share, which was the closing market price of the Common Stock as of May 1, 2024 (the “Then FMV”) and warrants to purchase 80,000,000 shares of the Common Stock with the exercise price of $2.6 per share (equal to 70% of the Then FMV). In connection with the 5,000 BTC Purchase, on May 8, 2024, the Company filed a Preliminary Information Statement on Schedule 14C (the “Preliminary 14C”). Subsequently, the Company decided to cease pursuing the 5,000 BTC Purchase due to the market fluctuations in BTC and further discussions with the BTC Sellers, which was previously disclosed on a Form 8-K filed by the Company on June 26, 2024.

Despite the cancellation of the 5,000 BTC Purchase, negotiations regarding the originally planned 1,000 BTC Purchase, including the allocation of BTC being purchased by each BTC Seller, continued. The remaining 60% of the total purchase price for 1,000 BTC will be settled through the issuance of the Common Stock at a per share price based on the average market price over a five-day period immediately prior to the date of the completion of 1,000 BTC Purchase. The Company expects to issue shares that will represent approximately 62% of the Company’s then outstanding capitalization immediately after such issuance to pay off the remaining 60% of the total purchase price for 1,000 BTC. The 1,000 BTC Purchase is anticipated to close in the last quarter of 2024.

Despite that the Company expects to issue shares in the 1,000 BTC Purchase that will represent approximately 62% of the Company’s then outstanding capitalization immediately after such issuance, the Company does not expect the 1,000 BTC Purchase to result in a change of control of the Company. To the knowledge of the Company, no BTC Seller with which the Company is currently negotiating owns any shares of the Company’s capital stock as of the date of this report, and no BTC Seller is otherwise affiliated with any member of the board of directors of the Company or the Company’s shareholders, including without limitation, the shareholders listed in the Preliminary 14C that approved the 5,000 BTC Purchase. In addition, no such single BTC Seller is expected or allowed to acquire 20% or more shares or voting power of the Company as a result of the 1,000 BTC Purchase. It is also understood that each BTC Seller is independent with each other and not acting in concert with others.

The existing shareholders of the Company are expected to experience significant dilution in their ownership percentage of the Company as a result of the 1,000 BTC Purchase.”

5. We note from exhibit 10.2 to your May 6, 2024 Form 8-K, on May 2, 2024, the company entered into a Bitcoin Option Contract to purchase up to 20,000 BTC over a three-year period at a fixed price of $60,000 BTC. Please revise to include a discussion of this transaction in your June 30, 2024 Form 10-Q. Also, provide us with a detailed analysis of you accounted for this transaction with the specific guidance considered.

Response: The Company has not consummated the transaction (or any portion thereof) under the BTC Option Contract, filed as exhibit 10.2 to its Form 8-K on May 2, 2024. Therefore, this transaction had no financial impact in the Company’s books as of June 30, 2024. The Company plans to include a discussion and analysis of this transaction in its future filing when the transaction (or any portion thereof) is consummated.

Note 12. Shareholders’ Equity, page 12

6. We note you recorded a $13.4 million “Investment in associate company,” which appears to represent the culmination of the Future Dao transaction referenced in your March 31,2024 Form 10-Q. Please revise to include a footnote regarding this transaction including how you are accounting for this investment. Refer to ASC 323-10-50-3. In addition, tell us whether there were any related party interests between the company, it’s officers, directors and significant shareholders and the selling shareholders of Future Dao. If so, revise to disclose the related party transactions. Refer to ASC 850-10-50.

Response: Please refer to page 13 of the 10-Q/A Amendment for the revised disclosure. There are no related party interests between the company, its officers, directors and significant shareholders, and the selling shareholders of Future Dao.

*****

Thank you for your consideration in reviewing the above responses. If you have any questions or further comments, please contact the undersigned by phone at +852 67966335 or by e-mail at finance@wetrade.technology.

Very truly yours,

/s/ Ken Tsang
Ken Tsang

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